

Mail Stop 3720

June 10, 2008

Via U.S. Mail and Fax (973) 574-8562

Mr. Arthur Barchenko
President, Chief Executive Officer
Electronic Control Security, Inc.
790 Bloomfield Avenue
Clifton, NJ 07012

> **RE:** **Electronic Security Control, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
>
> **Form 10-QSB for the quarter ended March 31, 2008**
> **File No. 0-30810**

Dear Mr. Barchenko:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended June 30, 2007</u>

<u>Financial Statements</u>

1.   Refer to the discussion of Gross Margins on page 19. We note that your gross margins were negatively impacted by "continued repair costs for defective sensors delivered by a principal supplier" which had to be reworked and replaced at two major installations for a total cost of $550,000. Please expand the disclosure in MD&A to describe how you accounted for your obligations to repair or replace your products at the time of the sale of the products and revise your revenue recognition policy on page F-7 to describe the timing of your revenue recognition, considering these continuing obligations after the products are delivered.

2.   Refer to your disclosure of convertible preferred stock on page F-12. We note that the conversion price is subject to adjustment in the event that you sell common stock for less than $1.00 per share. We also note in Exhibit 4.1 to the Form 8-K dated January 11, 2006 that a similar provision also is included in the terms of the convertible debentures. Please disclose this provision for the convertible debentures in future filings. Please tell us the reason for the reset of the exercise price on the conversion features of the convertible debt and convertible preferred stock in May 2006 and the basis for your accounting treatment for the change of the exercise price on the conversion features of the convertible debt and convertible preferred stock.

3.   Refer to your disclosure of warrants in Notes 8 and 11 on pages F-10 to F-13. We note that you reset the exercise price of the conversion provisions of the convertible debt and preferred stock and warrants in May 2006 to $0.75 per share, which based on the trading range of your stock disclosed on page 17 is well below the fair market value of $0.92-$0.95 per share during the period of the reset. Please tell us the reason for the reset of the exercise price for the warrants underlying the convertible debt and convertible preferred stock and the basis for your accounting treatment for the reset.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director